SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014.

Commission File No. 333-8880

Satélites Mexicanos, S.A. de C.V.

(Exact name of Registrant as specified in its charter)

Mexican Satellites, a Mexican Company of Variable Capital

(Translation of the Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation)

Avenida Paseo de la Reforma 222 Pisos 20 y 21, Colonia Juárez, 06600 México, D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Yes   ☐             No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Yes   ☐             No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐             No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

REDEMPTION IN FULL OF NOTES DUE MAY 15, 2017;

DE-REGISTRATION AND TERMINATION OF REPORTING

OBLIGATIONS

As previously disclosed in the Form 6-K filed by Satmex on April 11, 2014, on that date, Satélites Mexicanos, S.A. de C.V. (“Satmex”) notified its noteholders of the early redemption on May 15, 2014 of all the notes issued on May 5, 2011 and March 30, 2012 initially maturing on May 15, 2017. The Notes represent an aggregate principal amount of approximately US $360 million and bear a coupon of 9.5%. On May 15, 2014, the notes were redeemed at 104.75 per cent of their principal amount, plus accrued and unpaid interest to the redemption date.

As also disclosed in the Form 6-K filed by Satmex on April 11, 2014, Satmex intends to de-register under the Securities Exchange Act of 1934, as amended, by filing, as promptly as practicable, a Form 15F with the Securities and Exchange Commission, upon which filing its obligation to file or furnish reports under the Securities Exchange Act of 1934 will terminate.

QUARTERLY REPORT ON FORM 6-K

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

Item 1. Basis of Presentation of Quarterly Periods Information

On May 5, 2011, Satélites Mexicanos, S.A. de C.V. (“Satmex”), entered into an Indenture with Wilmington Trust, National Association, as successor by merger to Wilmington Trust FSB, as trustee, (the “Indenture”) pursuant to which we issued $325.0 million aggregate principal amount of 9.5% Senior Secured Notes due 2017 (the “Notes”). On March 30, 2012, Satmex issued $35.0 million aggregate principal amount of additional 9.5% Senior Secured Notes (“SSN”) due in 2017, to be issued in a private placement under rule 144A and Regulation S of the U.S. Securities Act of 1933, as amended, with rights to either offer to exchange the additional SSN for substantially similar notes that are registered under the U.S. Securities Act of 1933, as amended, or register the resale of the additional SSN. The additional SSN were priced at 102.00% and will bear interest at an annual fixed rate of 9.5%. The additional SSN offering closed on April 9, 2012. Section 4.03 of the Indenture requires Satmex to furnish to the holders of the Notes and the trustee (or file with the SEC for public availability) reports on Form 6-K after the occurrence of an event required to be reported on Form 8-K if Satmex was required to file such reports. As such, Satmex is furnishing this Form 6-K to disclose material non-public information regarding a completed quarter pursuant to Item 2.02 of Form 8-K.

The presentation in this Form 6-K gives effect to the issuance of the Notes pursuant to the Indenture and the related transactions including, but not limited to, our voluntary filing for protection under Chapter 11 of the U.S. Bankruptcy Code on April 6, 2011 and the confirmation of our plan of reorganization on May 11, 2011, which plan became effective on May 26, 2011 (the “Transactions).

The accompanying quarterly consolidated financial statements have not been audited, but are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). They do not include all of the information and footnotes required by U.S. GAAP for a complete set of unaudited consolidated financial statements. References to U.S. GAAP issued by the Financial Accounting Standards Board (“FASB”) in these footnotes are to the FASB Accounting Standards Codification (the “Codification”).

This periodic report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. They can be identified by the use of forward-looking words such as “believe”, “expect”, “plan”, “may”, “should”, or “anticipate” or their negatives or other variations of these words or other comparable words, or by discussion of strategy that involves risks and uncertainties. These forward-looking statements may be included in, but are not limited to, various filings made by us with the Securities and Exchange Commission (the “Commission”), press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements are only predictions. Actual events or results could differ materially from those projected or suggested in any forward-looking statement as a result of a wide variety of factors and conditions. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. In any event the accompanying statements are applicable only as of the date of this Form 6-K and we undertake no obligation to update or revise any of them.

On July 31, 2013, Satmex announced that it had signed a Securities Purchase Agreement under which Eutelsat SA (“Eutelsat”), a fixed satellite service operator based in Paris would acquire 100% of the share capital of Satmex in an all cash transaction for US$831 million and the assumption of the company outstanding net debt. On January 1, 2014, after having obtained all required government and regulatory approvals, 100% of the share capital of Satmex was successfully acquired and transferred to Eutelsat.

On October 25, 2013, Satmex entered into the Enlaces Sale Agreement with Axesat with respect to the sale of our direct and indirect equity interests in our wholly-owned subsidiary Enlaces Integra, S. de R. L. C.V. “Enlaces”, through which we offered broadband satellite services. The Enlaces transaction is expected to close by the second half of 2014, subject to government and regulatory approvals and other customary conditions included in the Enlaces Sale Agreement. Following the execution of the Enlaces Sale Agreement, we include the Enlaces results of operations as discontinued operations and the assets and liabilities associated with Enlaces as available for sale in our consolidated financial statements. For these reasons, Enlaces’ operations are no longer included within each individual line item of our consolidated financial information, but rather are presented in the statement of financial position.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

As previously disclosed in the Form 6-K filed by Satmex on April 11, 2014, on that date, Satmex notified its noteholders of the early redemption on May 15 2014 of all the notes issued on May 5, 2011 and March 30, 2012 initially maturing on May 15, 2017. The Notes represent an aggregate principal amount of approximately US $360 million and bear a coupon of 9.5%. On May 15, 2014, the notes were redeemed at 104.75 per cent of their principal amount, plus accrued and unpaid interest to the redemption date.

As a consequence of this early redemption Satmex will have no further obligation to file 6K forms, so this will be the last report filed.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

PART 1 – FINANCIAL INFORMATION

Consolidated Balance Sheets

(In thousands of U. S. dollars)

	March 31, 2014	December 31, 2013
	(unaudited)	(audited)
Assets
Cash and cash equivalents	$23,607	$29,796
Accounts receivable, net	19,150	16,570
Prepaid insurance	911	1,873
Deferred financing cost	10,554	3,334
Deferred tax assets	91	79

Total current assets	54,313	51,652
Satellites and equipment, net	648,417	641,835
Concessions, net	38,954	39,020
Intangible assets	8,195	9,457
Deferred financing cost	—	8,054
Guarantee deposits and other assets	2,915	3,072
Deferred tax assets	60,025	61,351
Non-current assets held for sale	7,444	7,444

Total	$820,263	$821,885

Liabilities and Shareholders’ Equity
Current liabilities:
Debt obligations	$359,956	$—
Accounts payable and accrued expenses	27,156	89,022
Deferred revenue	3,434	3,467
Income tax payable	4	35

Total current liabilities	390,550	92,524
Debt obligations	—	360,000
Deferred revenue and other liabilities	29,221	29,481
Non-current liabilities held for sale	2,680	2,680

Total liabilities	422,451	484,685
Shareholders’ equity:
Paid-in capital	369,002	315,662
Common stock, class I, no par value, 50,000 shares authorized, issued and outstanding	—	—
Common stock, class II, no par value, 136,754,114 shares authorized, issued and outstanding	—	—
Additional paid-in capital	1,207	1,207
Retained earnings	27,603	20,331

Total shareholders’ equity	397,812	337,200

Total	$820,263	$821,885

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

Unaudited Consolidated Statements of Income

(In thousands of U. S. dollars)

	Three months ended March 31,
	2014	2013
Continuing operations: Revenues:
Satellite services	$31,583	$28,538
Programming distribution services	3,120	3,185

	34,703	31,723
Cost of satellite services(1)	2,818	2,206
Cost of programming distribution services(1)	1,897	1,893
Selling and administrative expenses(1)	3,767	4,103
Depreciation and amortization	12,503	10,873

	20,985	19,075
Operating income	13,718	12,648
Other (expenses) income:
Interest expense	(5,283)	(8,948)
Interest income	56	62
Foreign exchange gain (loss) – net	193	24

Income from continuing operations before income tax	8,684	3,786
Income tax expense (benefit)	1,412	(1,884)

Net income from continuing operations	7,272	5,670

Discontinued operations: Loss from operations of discontinued component broadband satellite services	—	(298)

Net income	7,272	5,372
Less: Net loss attributable to noncontrolling interest	—	(77)

Net income attributable to Satélites Mexicanos, S. A. de C. V.	$7,272	$5,449

(1)	Exclusive of depreciation and amortization shown separately below.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

Unaudited Consolidated Statements of Cash Flows

(In thousands of U. S. dollars)

	Three months ended March 31,
	2014	2013
Cash flows from operating activities:
Net income	$7,272	$5,372
Discontinued operations, net of tax	—	298

Income from continuing operations	7,272	5,670
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	12,503	10,873
Deferred income taxes	1,314	(2,087)
Net periodic pension cost	32	43
Deferred revenue	(867)	(901)
Deferred financing costs	800	834
Changes in operating assets and liabilities:
Accounts receivable	(2,582)	(7,043)
Prepaid insurance	962	(91)
Guarantee deposits and other assets	157	(328)
Accounts payable, accrued expenses and income tax	(19,431)	8,276
Guarantee deposits and accrued expenses	1,026	744

Net cash provided by operating activities	1,186	15,990

Cash flows from investing activities:
Construction in progress - satellites (including capitalized interest)	(59,330)	(27,709)
Orbital position Satmex 9	(329)	—
Acquisition of equipment	(1,012)	(630)

Net cash used in investing activities	(60,671)	(28,339)

Cash flows from financing activities:
Proceeds from equity interest	53,340	—
Repayment of First Priority Old Notes	(44)	—

Net cash provided by financing activities	53,296	—

Cash flows of discontinued operation:
Net cash used in operating activities	—	(445)
Net cash used in investing activities	—	(36)

Cash and cash equivalents:
Net change in cash and equivalents	(6,189)	(12,830)
Cash and equivalents at beginning of period	29,796	74,652

Cash and equivalents at end of period	$23,607	$61,822

Less: Cash and equivalents at end of period from discontinued operations	—	10,356

Cash and equivalents at end of period from continuing operations	$23,607	$51,466

Supplemental cash flow information:
Cash paid during the period:
Capitalized interest	$4,847	$862

Income taxes paid	$78	$264

Non-cash investing activities:
Capital expenditures incurred not yet paid	$45,514	$17,493

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(In thousands of U.S. dollars)

Results of Operations for the three months ended March 31, 2014 compared to March 31, 2013.

Revenue

Revenue for the three months ended March 31, 2014 was $34.7 million, compared to $31.7 million for 2013. Company revenues are comprised of Satellite services and Programming distribution services and its integration is as follows:

	For the three months ended March 31,
	2014	2013	Difference
Satellite services	$31,583	$28,538	$3,045
Programming distribution services	3,120	3,185	(65)

Total revenue	$34,703	$31,723	$2,980

(In thousands of U.S. dollars)

Increase of $3.0 million in satellite services is due to new contracts, $4.3 million, increase of net capacity by current customers, $.6 million and ($1.9) million of expired contracts.

$.1 million negative variance on programming distribution services is a net of an increase of $261k from Comcast and Verizon FIOS TV) customers and decrease of $326k of Dish Network, Direct TV, Time Warner and Corporacion TV US).

Operating Costs and Expenses

Operating costs and expenses are composed as:

	For the three months ended March 31,
	2014	2013	Difference
Operating costs	$4,715	$4,099	$616
Selling and administrative expenses	3,767	4,103	(336)
Depreciation and amortization	12,503	10,873	1,630

Total operating expenses	$20,985	$19,075	$1,910

(In thousands of U.S. dollars)

Operating Costs

Operating costs increased $0.6 million to $4.7 million (14% of revenues) compared to $4.1 million in 2013 (13% of revenues). The table below sets forth the components of our operating costs:

	For the three months ended March 31,
	2014	2013	Difference
Satellite services	$2,818	$2,206	$612
Programming distribution services	1,897	1,893	4

Total operating costs	$4,715	$4,099	$616

(In thousands of U.S. dollars)

Satellite services costs increased $0.6 million to $2.8 million in 2014.

Selling and Administrative Expenses

Selling and administrative expenses, which consist primarily of salaries and other employee compensation, professional fees, infrastructure and all other decreased $0.3 million for a total of $3.8 million in 2014 (11 % of revenues), compared to $4.1 million in 2013 (13% of revenues).

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

The decrease in selling and administrative expenses can be attributable to the following:

	For the three months ended March 31,
	2014	2013	Difference
Salaries and employee compensation	$2,225	$2,399	$(174)
Infrastructure and all other	1,092	957	135
Professional fees	450	747	(297)

Total operating cost	$3,767	$4,103	$(336)

(In thousands of U.S. dollars)

Depreciation and Amortization

Depreciation and amortization expense accounts for $12.5 million in 2014 (36% of revenues) compared to $10.9 million in 2013 (34% of revenues). It is composed by:

	For the three months ended March 31,
	2014	2013	Difference
Contract backlog	$1,263	$5,617	$(4,354)
Satmex 8	5,996	—	5,996
Satmex 6	4,330	4,330	—
Concessions	395	395	—
Equipment for satellite, furniture and equipment and other	519	531	(12)

Total depreciation and amortization	$12,503	$10,873	$1,630

(In thousands of U.S. dollars)

Satmex 8 was launched in March 2013 and it did not begin its depreciation until second quarter of 2013. Backlog amortization is based on number of contracts and a significant number was due in 2013.

Operating Income

As result, operating income reached $13.7 million in 2014, compared to $12.6 million in 2013.

Interest Expense, net and other

Total interest expense at end of March of 2014 accounts for $5.0 million, $3.9 million below 2013 that accounted for $8.9. As it is shown below major difference is due to higher interest capitalization of Satmex 7 and 9:

	For the three months ended March 31,
	2014	2013	Difference
Existing Notes interest	$8,990	$8,990	$—
Capitalized interest in Satmex 7	(3,145)	(862)	(2,283)
Capitalized interest in Satmex 9	(1,702)	—	(1,702)
Amortization of deferred financing costs	800	800	—
Interest income	(56)	(62)	6
Net foreign exchange loss (gain)	(193)	(24)	(169)
Other interests and commissions	340	20	320

Total interest expenses, net	$5,034	$8,862	$(3,828)

Income Tax

Year 2013 deferred taxes were calculated using a hybrid approach considering Flat Tax (IETU) resulting in a benefit of $1.8 million for the first quarter. In year 2014 due to IETU elimination, there is no hybrid calculation resulting in a deferred income tax expense of $1.4 million during the first quarter, due to the valuation of the various temporary items as of March 31, 2014.

Discontinued operations

Satmex recorded a loss of $0.3 million for discontinued operations for the three months ended March 31, 2013. This was mainly due to a write-down of the net assets of Enlaces using a fair value of $5.8 million.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

Net Loss Attributable to Satélites Mexicanos, S.A. de C.V.

As a result of the aforementioned factors, the net income attributable to Satmex for the three months ended March 31, 2014 and 2013 was $7.3 million and $5.4 million, respectively.

PART II — OTHER INFORMATION

Item 1.	Legal Matters

None.

Item 2.	Other Matters

Liquidity and Capital Resources

Satmex’s cash balance as of March 31, 2014 is $23.6 million compared to $29.8 million as of December 31, 2013, a decrease of $6.2 million.

As of March 31, 2014, Satmex has an outstanding debt of $359.96 million. This amount is the issuance of Notes on May 5 2011 and April 9 2012 due in 2017.

Future cash requirements will be funded with resources generated by operations and further cash needs will be funded by Eutelsat.

Substantially all of our capital expenditures are denominated in U.S. dollars. Satellite capital expenditures includes capitalized interest costs. Also we invested in data and processing equipment, infrastructure and vehicles. The table below sets forth our capital expenditures for the periods indicated:

	Three months ended March 31, 2014
		Year ended December 31,
		2013	2012	2011
Acquisition of property, furniture and equipment	$1.0	$2.0	$2.2	$4.6
Construction of Satmex 7(1)	17.0	28.5	—	—
Construction of Satmex 8(2)	—	82.4	192.9	63.1
Satmex 9 satellite program(3)	42.3	3.8	—	—

	$60.3	$116.7	$195.1	$67.7

(In millions of U.S. dollars)

	Three months ended March 31, 2014
		Year ended December 31,
Includes capitalized interest:		2013	2012	2011
Construction of Satmex 7(1)	$3.1	$7.5	$1.1	$—
Construction of Satmex 8(2)	—	—	32.7	11.7
Satmex 9 satellite program(3)	1.7	1.9	—	—

	$4.8	$9.4	$33.8	$11.7
(In millions of U.S. dollars)

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

Sources and Uses of Cash

The following table sets forth our major sources and (uses) of cash for each period as set forth below:

	Three months ended March 31, 2014
		Year ended December 31,
		2013	2012	2011
Cash flows of continued operations:
Net cash provided by operating activities	$1.2	$26.2	$81.0	$39.0
Net cash used in investing activities	(60.7)	(104.3)	(121.1)	(194.8)
Net cash provided by financing activities	53.3	40.0	34.4	158.2
Cash flows of discontinued operations:
Net cash (used in) provided by operating activities	$—	$(1.4)	$1.5	$1.5
Net cash used in investing activities	—	(0.2)	(0.5)	(0.3)
Net cash used in financing activities	—	(2.4)	—	—
(In millions of U.S. dollars)

Operating Activities

Our operations for the three months ended March 31, 2014 generated $1.2 million in positive cash flow. This is principally given that our net income is comprised of certain significant non-cash expenses, including $12.5 million of depreciation and amortization and a non-cash tax expense of $1.4 million.

Operations for year 2013 generated $26.2 million in positive cash flow. This was driven by an income of continuing operations of $5.1 million, which includes certain significant non-cash expenses, mainly $59.3 million of depreciation and amortization. Changes in operating assets and liabilities also resulted in positive cash flows of $40.6 million.

Our operations for the year ended December 31, 2012 generated $80.9 million in positive cash flow. This is principally given that our net income is comprised of certain significant non-cash expenses, including $65.0 million of depreciation and amortization, net of a deferred IETU/ISR benefit of $14.8 million as a result of additional tax loss carry forwards recognized in 2012 as a result of tax projections that will permit the Company to recover the benefit of such losses in the future.

Investing Activities

Our net cash used in investing activities for the three months ended March 31, 2014 primarily resulted from the payments associated with the construction of Satmex 7 and Satmex 9 and our investment in infrastructure, electronic, data and processing equipment.

Our net cash used in investing activities for the year ended December 31, 2013 primarily resulted from the payments associated with the construction program for satellites Satmex 7, Satmex 8 and Satmex 9, and from our capital investments in infrastructure, vehicles, and electronic, data and processing equipment.

Our net cash used in investing activities for the year ended December 31, 2012 primarily resulted from the payments associated with the construction program for satellites Satmex 7, Satmex 8 and F4, and our investments made in infrastructure, vehicles, and electronic, data and processing equipment.

Our net cash used in investing activities for the period from January 1, 2011 to May 25, 2011 and from May 26, 2011 to December 2011, primarily resulted from the payments associated with the construction of Satmex 8 and our investment in infrastructure, vehicles and electronic, data and processing equipment. Our net cash used in investing activities for the years ended 2010 and 2009 resulted from payment associated with the execution of an ATP for the future construction of Satmex 8 and our investment in infrastructure, vehicles and electronic, data and processing equipment.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

Financing Activities

Our net cash provided by (used in) financing activities for the period ended March 31, 2014 was $53.3 million, from equity contributions by Eutelsat.

Our net cash provided by (used in) financing activities for the year ended December 31, 2013 was $40.0 million, which were primarily due to equity contributions by Eutelsat.

Our net cash provided by (used in) financing activities for the year ended December 31, 2012 was $34.5 million and reflects the issuance of senior secured notes in the amount of $35.0 million, net of payment of deferred financing costs of $1.2 million.

Our net cash provided by financing activities for the period from January 1, 2011 to May 25, 2011 consisted of this issuance of the Notes for $325 million net of the payment of debt issuance cost of $18.2 million. Our net cash used in financing activities for the period from May 26, 2011 to December 31, 2011 consisted principally of the repayment of the First Priority Old Notes of $238.2 million, partially offset by the proceeds received from the issuance of the equity of $90.0 million.

Redemption of Notes

On April 11, 2014, Satmex caused The Depositary Trust Company as holder of record of the Company’s outstanding 9.50% Senior Secured Notes due 2017 (the “Notes”) to be notified of the Company’s election to redeem the Notes on May 15, 2014 pursuant to the terms disclosed in the notice of redemption filed as Exhibit (a)(i) to the Form 6-K filed by Satmex on April 11, 2014, which is incorporated herein by reference. On May 15, 2014, Satmex paid the redemption price of the Notes by delivery thereof to Wilmington Trust, National Association, acting as paying agent therefor. Therefore, all of the Notes have ceased to accrue interest and ceased to be outstanding as of May 15, 2014.

Termination of Reporting Obligations

As previously disclosed in the Form 6-K filed by Satmex on April 11, 2014, Satmex intends to terminate its obligations to file or furnish reports under the Securities Exchange Act of 1934 by filing Form 15F with the Securities and Exchange Commission of the United States of America. Also on April 11, 2014, Satmex issued a press release (the “Press Release”) announcing its election to redeem the Notes and intent to terminate its obligations to file or furnish reports. The Press Release can be found at the following internet address http://www.businesswire.com/news/home/20140411005643/en/Eutelsat-Communications-Early-Redemption-Satmex-bonds.

A copy of the Press Release is attached as Exhibit (a)(ii) to the Form 6-K filed by Satmex on April 11, 2014 and is incorporated herein by reference.

Item 3.	Exhibits

None.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

Item 4.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Satélites Mexicanos, S. A. de C. V. (Registrant)

Date: May 15, 2014	By:	/s/ Juan Antonio García Gayou Facha
(Signature)
Juan Antonio García Gayou Facha Chief Financial Officer

* * * * * *